

Fitch Ratings, Inc.

2018 Form NRSRO Annual Certification

Exhibit 5.   Code of Ethics

Fitch's Code of Conduct and Ethics may be accessed at https://www.fitchratings.com/site/ethics.

CODE OF CONDUCT & ETHICS JULY 2017



fitchratings.com

TABLE OF CONTENTS

1. INTRODUCTION — **3**

1.1   General — 3

1.2   Rating Activities — 3

1.3   Risk Management — 3

1.4   Training — 3

2. QUALITY AND INTEGRITY OF THE RATING PROCESS — **4**

2.1   Quality of the Rating Process — 4

2.2   Integrity of the Rating Process — 5

3. INDEPENDENCE AND AVOIDANCE OF CONFLICTS OF INTEREST — **6**

3.1   General — 6

3.2   Procedures and Policies — 7

3.3   Analyst and Employee Independence — 8

4. RESPONSIBILITIES TO THE INVESTING PUBLIC AND ISSUERS — **9**

4.1   Transparency and Timeliness of Ratings Disclosure — 9

5. THE TREATMENT OF CONFIDENTIAL INFORMATION — **11**

5.1   Disclosure of this Code and Communication with Market Participants — 11

5.2   What Fitch Ratings Expects of Issuers — 11

6. DISCLAIMERS — **12**

6.1   Non-Reliance on this Code — 12

6.2   Purpose & Use of Ratings — 12

APPENDIX — **14**

1. INTRODUCTION

1.1   General

Fitch Ratings, Inc. and each of its subsidiaries that issue ratings under the trade name Fitch Ratings ("Fitch Ratings") are committed to providing the world's securities markets with objective, timely, independent, and forward-looking credit opinions. In this respect, Fitch Ratings is dedicated to several core principles — objectivity, independence, integrity, and transparency.

This Code of Conduct and Ethics (the "Code") is intended to provide information as to how Fitch Ratings will function in accordance with those principles and is designed to comply with applicable laws, rules, and regulations in the jurisdictions in which Fitch Ratings operates. The Code is based on the provisions of the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies. The Code is supplemented by and consistent with other internal policies and procedures that govern Fitch Ratings' activities, businesses, and operations, many of which are available on Fitch Rating's free public website, www.fitchratings.com (see also Appendix A). Fitch Ratings will disclose on a timely basis any changes to this Code or to how this Code is implemented and enforced.

Fitch Ratings expects its employees to act in accordance with the highest standards of personal and professional integrity and to comply with all applicable laws, rules and regulations, and all policies and procedures adopted by Fitch Ratings that govern the conduct of Fitch Ratings employees. Each employee is personally responsible for maintaining the highest levels of integrity to preserve the trust and confidence of global investors.

While Fitch Ratings will need to interpret how to most effectively implement the provisions in the Code when developing its policies, procedures and controls, and while from time to time Fitch Ratings may need to deviate from certain requirements in the Code, Fitch Ratings shall at all times remain true to its core principals and the underlying principles of the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies.

1.2   Rating Activities

Fitch Ratings publishes opinions using a variety of scales (collectively, "ratings"), the most common of which are credit ratings. Credit ratings are opinions on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims, or counterparty obligations. Information about Fitch Ratings' ratings and rating scales is available on Fitch Ratings' free public website at www.fitchratings.com.

Ratings may apply to a variety of entities, including sovereigns, financial institutions, and corporations, and to the securities or other obligations they issue, as well as to structured finance securities backed by receivables and other financial assets. Ratings may also reflect the financial strength of insurance companies, banks, and financial guarantors.

1.3   Risk Management

Fitch Ratings' risk management function is comprised of individuals with the appropriate experience to identify, assess, monitor, and report on risks arising from Fitch Ratings' activities, including, but not limited to regulatory, reputational, operational, and strategic risk. The risk management function has a reporting line independent of Fitch Ratings' analytical and commercial groups, and provides periodic updates to the Boards of Directors of Fitch Ratings (the "Boards") to assist the Boards in overseeing Fitch Ratings' internal controls.

1.4   Training

Fitch Ratings requires employees to complete formal training at reasonably regular intervals. The subject matter covered by the training is specific to each employee's responsibilities. The training addresses, as applicable, this Code, credit rating methodologies, certain requirements imposed by the laws governing credit rating activities, and those internal policies, procedures, and controls for managing conflicts of interest and handling confidential material, and non-public information.

FitchRatings

2. QUALITY AND INTEGRITY OF THE RATING PROCESS

2.1 Quality of the Rating Process

2.1.1 Ratings are Fitch Ratings' opinions about creditworthiness. They do not provide a guarantee of future performance of the rated entity or instrument.

2.1.2 When assigning ratings, Fitch Ratings shall use rating methodologies and criteria that are rigorous, systematic, and, where possible and/or as required by law, result in ratings that can be subjected to some form of objective validation based on historical experience.

2.1.3 The rating analysis and any rating action shall be based upon criteria and methodologies established by Fitch Ratings. Analysts shall apply a given criteria or methodology in a consistent manner, as determined by Fitch Ratings.

2.1.4 Ratings and rating outlooks shall be assigned by Fitch Ratings and not by any individual analyst employed by Fitch Ratings. Ratings shall reflect the consideration of all information known and believed to be relevant, of sufficient quality, and from reliable sources, in a manner generally consistent with Fitch Ratings' established criteria and applicable rating methodologies. Fitch Ratings shall use people who, individually or collectively, have appropriate knowledge and experience in developing a rating opinion for the type of rating being considered.

2.1.5 Fitch Ratings shall maintain internal records to support its ratings and rating outlooks in accordance with its policies and applicable laws, rules, and regulations. Additionally, Fitch Ratings has established guidelines for the management, maintenance, and orderly disposition of its records, including records relating to the policies, procedures, criteria, and methodologies used to determine credit ratings and the standards of training, experience, and competence for credit analysts.

2.1.6 Fitch Ratings and its analysts shall take steps to avoid issuing any credit analyses or reports that knowingly contain misrepresentations or are otherwise misleading as to the general creditworthiness of an issuer or obligation. In addition:

- When deciding whether to rate or continue rating an obligation or issuer, Fitch Ratings shall assess whether it is able to devote sufficient personnel with sufficient skill sets to take a proper rating action, and whether its personnel are likely to have access to sufficient information needed in order to take such action. Fitch Ratings shall adopt measures so that the information it uses in assigning and maintaining ratings is of sufficient quality to support a credible rating. If the rating or a rating outlook involves a type of structured financial product presenting limited historical data (such as an innovative financial vehicle), Fitch Ratings shall disclose, clearly and in a prominent place, that limitation.

- Fitch Ratings has established a review function comprised of one or more senior personnel with the appropriate experience, to review the feasibility of providing a rating for a type of structure that is materially different from the structures Fitch Ratings has previously rated.

- Fitch Ratings has established and implemented a rigorous and formal review function responsible for periodically reviewing all aspects of its credit rating methodologies (including models and key assumptions) and significant changes to the credit rating methodologies. This function shall be separate from the business lines that are responsible for rating various classes of issuers and obligations.

- Fitch Ratings shall assess whether existing methodologies and models used in the process of determining ratings of structured products remain appropriate when Fitch Ratings has determined that the risk characteristics of the assets underlying the relevant structured product have changed materially. Fitch Ratings shall refrain from issuing a rating in the case of a new, complex type of structured product, unless Fitch Ratings has determined that it has sufficient information and expertise to analyze the product.

2.1.7 Fitch Ratings shall structure its rating teams to promote continuity and avoid bias in the rating process.

2.1.8 Fitch Ratings shall ensure that adequate personnel and financial resources are allocated to assigning, monitoring, and updating its ratings. Except for point-in-time ratings that Fitch Ratings clearly identifies as such, once a rating is published Fitch Ratings shall, in accordance with its established policies and procedures on surveillance and based upon information it receives from issuers and other information sources, monitor on an ongoing basis and update the rating by:

- Regularly reviewing the issuer's creditworthiness;

- Initiating a review of the rating upon becoming aware of any information that it believes might reasonably be expected to result in a rating action (including withdrawal of a rating), consistent with the relevant criteria and methodologies; and updating on a timely basis the rating, as appropriate, based on the results of any such review;

- Where appropriate, incorporating into subsequent monitoring all cumulative experience obtained, and applying changes in Fitch Ratings' criteria and assumptions to both existing ratings and subsequent ratings; and

- In cases where Fitch Ratings uses separate analytical teams for determining initial ratings and for subsequent monitoring of structured finance products, ensuring that each team shall have the requisite level of expertise and resources to perform its respective functions in a timely manner.

2.1.9 Fitch Ratings reserves the right to withdraw any rating at any time for any reason, including withdrawal without notice, if a rating committee concludes that Fitch Ratings lacks sufficient information to maintain the rating or that any information provided to Fitch Ratings is unreliable. In the event a public rating is withdrawn,

Fitch Ratings shall publish an appropriate commentary that includes the current rating(s) and states that the rating(s) has/have been withdrawn, the reason for the withdrawal, and that Fitch Ratings will no longer provide the rating(s) or analytical coverage of the issuer.

2.2 Integrity of the Rating Process

2.2.1 Fitch Ratings and its employees shall comply with all applicable laws and regulations governing its activities in each jurisdiction in which it operates.

2.2.2 Fitch Ratings and its employees shall deal fairly and honestly with issuers, investors, other market participants, and the public.

2.2.3 Fitch Ratings' analysts shall be held to high standards of integrity, and, subject to applicable law, Fitch Ratings shall not knowingly employ individuals where there is evidence that they have compromised integrity.

2.2.4 Fitch Ratings and its employees shall not, either implicitly or explicitly, give any assurance or guarantee of a particular rating prior to the final rating decision being taken in accordance with Fitch Ratings' established policies and procedures. Nothing in this Code shall preclude Fitch Ratings from providing rating assessments or other types of assessments (e.g., an assessment of creditworthiness that does not constitute a rating because the analysis is based on hypothetical scenarios and/or limited information).

2.2.5 Fitch Ratings' analysts are prohibited from making proposals or recommendations regarding the activities of rated entities or obligors, including but not limited to proposals or recommendations about corporate or legal structure, assets and liabilities, business operations, investment plans, lines of financing, business combinations, and the design of structured finance products. Consistent with this prohibition, in assessing the credit risk of a structured finance transaction, Fitch Ratings' analysts may properly hold a series of discussions with an issuer or its agents in order to:

- Understand and incorporate into their analysis the particular facts and features of the structured finance transaction, and any modification, as proposed by the issuer or its agents; and

- Explain to the issuer or its agents the rating implications of Fitch Ratings' methodologies as applied to the issuer's proposed facts and features.

2.2.6   Fitch Ratings' Chief Compliance Officer and staff oversee compliance with this Code, the policies referenced in this Code and the laws, rules, and regulations governing the activities of credit rating agencies. The Chief Compliance Officer, and any member of the Compliance Department, shall not vote on any rating committees and shall not report to any party responsible for the operational management of the rating function. Their compensation shall be independent of Fitch Ratings' rating operations. The Chief Compliance Officer also oversees the design, implementation, and performance of a periodic review and testing process through which compliance with this Code and related policies and procedures of Fitch Ratings shall be thoroughly assessed.

2.2.7   Fitch Ratings' employees are not expected to be experts in the law. Nonetheless, they are expected to report to the Chief Compliance Officer, or their designee, the activities about which they have knowledge that a reasonable person would question as a potential violation of this Code or applicable law. The Chief Compliance Officer, or their designee, shall determine the merits of the situation and, if warranted, take appropriate action. Any employee who, in good faith, makes such a report shall not be retaliated against by Fitch Ratings or any other employees of Fitch Ratings. The Chief Compliance Officer has established and shall maintain procedures for employees to report any illegal, unethical, or inappropriate conduct, including, to the extent practical, through various telephonic and electronic means, on both an anonymous and a disclosed basis. Failure by any Fitch Ratings employee to comply with the provisions of this Code may result in disciplinary action being taken against the employee, up to and including the dismissal of the employee.

3. INDEPENDENCE AND AVOIDANCE OF CONFLICTS OF INTEREST

3.1   General

3.1.1   Fitch Ratings shall not forbear or refrain from taking a rating action based on the potential effect (economic, political, or otherwise) of the rating action on Fitch Ratings, an issuer, an investor, a subscriber, or other market participant.

3.1.2   Fitch Ratings and its analysts shall use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

3.1.3   The determination of a rating shall be influenced only by factors known and believed to be relevant to such rating.

3.1.4   The rating or rating action Fitch Ratings assigns to an issuer or security shall not be affected by the existence of or potential for a business relationship between Fitch Ratings (or its affiliates or shareholders) and the issuer (or its affiliates) or any other party, or the non-existence of such a relationship. As a result, the following actions are prohibited:

- Conditioning or threatening (directly, indirectly, or implicitly) to condition the issuance of a rating on the purchase of any other products or services of Fitch Ratings;

- Issuing, or offering (either directly, indirectly, or implicitly) or threatening (either directly, indirectly, or implicitly) to issue a rating that is not determined in accordance with Fitch Ratings' established criteria and methodologies, based on whether the issuer (or its affiliates) purchases, or will purchase, any other products or services of Fitch Ratings;

- Modifying, or offering (either directly, indirectly, or implicitly) or threatening (either directly, indirectly, or implicitly) to modify a rating that is not determined in accordance with Fitch Ratings' established criteria and methodologies, based on whether the issuer (or its affiliates) purchases, or will purchase, any other products or services of Fitch Ratings; and

- Issuing or threatening (either directly, indirectly, or implicitly) to issue a lower rating, lowering or threatening (either directly, indirectly, or implicitly) to lower an existing rating, refusing to issue a rating, or withdrawing or threatening (either directly, indirectly, or implicitly) to withdraw a rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction also are rated by Fitch Ratings, where such practice is engaged in by Fitch Ratings for an anticompetitive purpose.

3.1.5   Fitch Ratings shall where practical separate, operationally, legally, and physically, its rating business and rating analysts from other Fitch Ratings businesses that may present a conflict of interest. Fitch Ratings shall maintain policies establishing firewalls and governing the segregation of operations between Fitch Ratings and its non-rating affiliates designed to mitigate potential conflicts of interest.

3.1.6   Fitch Ratings shall ensure that any "ancillary business" it undertakes, as defined in Fitch's Statement on Definition of Ancillary Business, does not create a conflict of interest with Fitch Ratings' rating business, and/or shall have in place procedures and mechanisms designed to minimize the likelihood that conflicts of interest will arise or to appropriately manage those conflicts that may arise, all as may be required by applicable law.

3.2   Procedures and Policies

3.2.1   Fitch Ratings has adopted written internal procedures and mechanisms to identify and eliminate, or to manage and disclose, as appropriate, actual or potential conflicts of interest that may influence the opinions and analyses Fitch Ratings makes or the judgment and analyses of Fitch Ratings' employees involved in credit rating activities or who approve credit ratings and rating

outlooks. Fitch Ratings has disclosed certain of its conflict avoidance and management measures on its free public website at www.fitchratings.com.

3.2.2   Fitch Ratings' disclosures of known actual and potential conflicts of interest shall be timely, clear, concise, specific, and prominent.

3.2.3   The general nature of Fitch Ratings' compensation arrangements with rated entities, along with certain other related considerations, is as follows:

- Fitch Ratings shall make every effort to manage the potential conflict arising from the payment of fees by issuers and ensure that Fitch Ratings' receipt of fees from issuers does not impair the independence, objectivity, or integrity of its ratings and rating actions.

- Fitch Ratings shall maintain a set fee schedule or schedules and make it available to all issuers and their agents; provided, however, that Fitch Ratings reserves the right to periodically revise its fee schedule(s) or, as may be permitted by applicable law or contractual arrangements, otherwise adjust pricing without prior notice.

- Fitch Ratings shall not base any fees on the success of a bond issue or the issuer achieving any particular rating or other result.

- Fitch Ratings shall disclose in all of its published research that Fitch Ratings is paid fees by the issuers it rates, as well as an estimated range of typical fees.

- Any issuer may terminate its fee arrangement with Fitch Ratings without fear that its rating will be lowered for that reason.

- If Fitch Ratings were to receive from a rated entity compensation unrelated to Fitch Ratings' ratings and routine subscription and license fees for its published research and data (e.g., in respect of ancillary business), Fitch Ratings shall disclose the proportion such non-rating fees constitute against the fees Fitch Ratings (and its affiliates) receives from the entity for ratings and routine subscriptions and licenses.

- Fitch Ratings shall publicly disclose if it receives 10 percent or more of its total net revenue (the "Ten Percent Threshold") for a fiscal year (for Fitch Ratings, currently 1 January to 31 December) from a single issuer, originator, arranger, or subscriber. Moreover, in certain jurisdictions Fitch Ratings shall neither issue nor maintain a credit rating solicited by an entity if the Ten Percent Threshold is exceeded in respect of that specific entity in the most recently ended fiscal year.

3.2.4   Fitch Ratings will not hold or transact in trading instruments presenting a conflict of interest with Fitch Ratings' credit rating activities. For the avoidance of doubt, this prohibition does not prevent Fitch Ratings from investing in diversified collective investment schemes, including managed funds, or in maintaining bank accounts and/or holdings and/or investments in financial instruments that are consistent with routine treasury or other ordinary course of business operations, or in insuring Fitch Ratings' business in the ordinary course.

3.2.5   Fitch Ratings reserves the right to withdraw any rating at any time for any other reason, including if Fitch Ratings deems there is insufficient market interest in the rating or insufficient information to maintain the rating, or both.

3.2.6   Fitch Ratings shall encourage issuers and originators of structured finance products to disclose publicly all relevant information with respect to such products to enable investors to conduct their own analyses independently of that of rating agencies. As specified below, Fitch Ratings expects that such public disclosure will happen.

3.2.7   If a rated entity (for example, a government or central bank) has, or is simultaneously pursuing, affiliated oversight functions related to Fitch Ratings, Fitch Ratings shall use different employees to conduct its rating actions with respect to such entity than those employees involved in its oversight issues.

3.3   Analyst and Employee Independence

3.3.1   Reporting lines for Fitch Ratings employees and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

- Analysts shall not be compensated or evaluated on the basis of the amount of revenue that Fitch Ratings derives from issuers that the analyst rates or with which the analyst regularly interacts.

- Fitch Ratings shall conduct formal and periodic reviews of its compensation policies and practices for its analysts and other employees who participate in or who might otherwise have an effect on the rating process to ensure that these policies and practices do not compromise the objectivity of Fitch Ratings' rating process.

3.3.2   Employees who are directly involved in the rating process shall not initiate, or participate in, discussions regarding fees or payments with any entity or any third party related to that entity or a particular transaction.

3.3.3   Fitch Ratings' employees, and in some cases family members of the employee (e.g., spouse, domestic partner, or dependent), shall not hold or transact in trading instruments or engage in any securities trading or other activities presenting conflicts of interest with their involvement in Fitch Ratings' rating activities. The details as to these and similar restrictions are set forth in Fitch Ratings' Global Securities Trading and Conflicts of Interest Policy, made available on its free public website, www.fitchratings.com.

3.3.4   Fitch Ratings employees are prohibited from soliciting money, gifts, or favors from anyone with whom Fitch Ratings does business, and are prohibited from accepting gifts offered in the form of cash or any gifts exceeding a minimal monetary value.

3.3.5   Any Fitch Ratings analyst who becomes involved in any personal relationship that creates the potential for any real or apparent conflict of interest (including, for example, any personal relationship with an employee of a rated entity or agent of such entity within his or her area of analytical responsibility), shall, in accordance with Fitch Ratings' policies and procedures and subject to applicable law, disclose the relationship to the appropriate manager or officer of Fitch Ratings.

3.3.6   Fitch Ratings has established policies and related procedures for reviewing, as appropriate, the past work of analysts that leave the employ of Fitch Ratings and join an issuer that the analyst has been involved in rating, or an issuer, arranger, underwriter, sponsor, or financial firm with which the analyst has had dealings as part of his or her duties at Fitch Ratings. If it appears that a conflict has influenced a credit rating, then Fitch Ratings will promptly disclose the potential conflict and, as appropriate, convene a review committee to re-rate all credit ratings influenced by the potential conflict.

3.3.7   In certain jurisdictions, local law requires individuals performing credit rating activities to rotate coverage responsibilities on a periodic basis. Fitch Ratings has established and shall maintain policies providing for analytical rotation in accordance with applicable local regulatory requirements.

4. RESPONSIBILITIES TO THE INVESTING PUBLIC AND ISSUERS

4.1   Transparency and Timeliness of Ratings Disclosure

4.1.1   Fitch Ratings shall make every reasonable effort to ensure that the time between a rating committee determining a final rating action and the distribution of that rating action and related commentary should be as short as reasonably possible, consistent with applicable law.

4.1.2   Fitch Ratings' policy for distributing public ratings and the related commentary and updates is as follows:

- Fitch Ratings shall publish all public ratings and rating outlooks, and related rating actions and

opinions, including any withdrawal of a rating, free of charge on a non-selective basis on its free public website, www.fitchratings.com; and

- As appropriate or as is otherwise required, Fitch Ratings shall simultaneously distribute an announcement of the rating or rating action, together with any related commentary including rating outlooks, through wire services or other media outlets.

4.1.3   Among other disclosures, Fitch Ratings shall indicate with each of its published ratings:

- When such rating (including rating outlooks) was last updated;

- A list of relevant methodologies (i.e., criteria reports), along with any applicable criteria variations or limitations on the rating, and where those criteria reports can be found; and

- The key rating drivers (i.e., what factors would impact the rating) so as to facilitate an understanding of the rating(s)' sensitivity.

Moreover, except for private ratings provided only to the requesting party, Fitch Ratings shall disclose to the public, on a non-selective basis and free of charge, any rating or rating outlook regarding publicly issued securities, or public issuers themselves, as well as any subsequent decisions to withdraw such a rating and the reasons for such withdrawal, if the rating action is based in whole or in part on material non-public information.

4.1.4   Fitch Ratings shall base its rating analyses and rating decisions, which are Fitch Ratings' opinions, upon Fitch Ratings' established criteria, methodologies, and ratings definitions, applied in a consistent manner. All rating criteria and methodologies shall be available on Fitch Ratings' free public website, www.fitchratings.com. Fitch Ratings' criteria, methodologies, and ratings definitions shall identify the specific factors that it considers during the rating and surveillance processes.

- Where Fitch Ratings assigns an initial rating to a structured finance product, it shall provide information about the loss and cash-flow analysis upon which Fitch Ratings has relied, so as to enable investors and market participants to understand the basis for the rating. To the extent practical or as may be required by applicable law, Fitch Ratings shall also disclose the degree to which it analyzes how sensitive a rating of a structured finance product is to changes in Fitch Ratings' underlying rating assumptions.

- In its rating action commentary, Fitch Ratings shall differentiate its ratings of structured finance products from traditional corporate bond ratings through the inclusion of additional commentary or an appropriate modifier to the ratings, and in accordance with applicable law. Fitch Ratings shall clearly define a given rating symbol and apply it in a consistent manner for all types of securities to which that symbol is assigned.

- Fitch Ratings shall clearly indicate the attributes and limitations of each rating or rating outlook and the limits to which Fitch Ratings verifies information provided to it by the issuer or originator of a rated security (as to which latter point, see below).

4.1.5   When Fitch Ratings publishes a rating or rating outlook, or takes any other rating action with respect to a published rating or rating outlook, Fitch Ratings shall explain in the related commentary and reports the elements the rating committee found key to such rating or rating outlook or rating action, subject to any applicable laws with respect to the disclosure of confidential information and any restrictions imposed by applicable confidentiality agreements. Fitch Ratings shall always maintain complete editorial control over all rating actions, related commentaries, and all of its other published materials, including all reports, criteria, methodologies, ratings definitions, and other policies and procedures. Subject to applicable law, this control shall extend to when, and whether, Fitch Ratings shall take, or publish, any rating action.

4.1.6   To the extent reasonably feasible and appropriate (and, in certain jurisdictions, as may be required by law), prior to issuing or revising a rating, Fitch Ratings shall provide to the issuer advance, written notification of the rating action and the critical information and principal considerations upon which the rating decision was based. Fitch Ratings provides such information solely to allow the issuer to check for factual accuracy or the presence of non-public information. Fitch Ratings shall duly evaluate any comments made by the issuer and accept them in its discretion as appropriate to correct factual errors or remove references to non-public information. Except as required by law, Fitch Ratings retains the right to publish the commentary at the most appropriate time and in whatever form it deems most appropriate in its editorial judgment. In certain circumstances, except as required by law, Fitch Ratings in its sole discretion may decide not to provide such advance notification if timely dissemination of the rating committee decision would be compromised. In such cases, Fitch Ratings shall inform the issuer as soon as practical thereafter and, generally, shall explain the reason for not notifying the issuer. Subject to the exceptions set forth below, Fitch Ratings shall review any rating action when requested by an issuer to do so if the issuer provides to Fitch Ratings, in a timely manner, new or additional information that Fitch Ratings believes to be relevant to the rating. However, other than as may be prohibited by applicable law, in certain event- or performance-driven situations Fitch Ratings reserves the right to issue and publish a rating action without giving the issuer an opportunity to request such a review.

4.1.7   In order to promote transparency and to enable the market to best judge the aggregate performance of its ratings on debt instruments, Fitch Ratings, where possible or as may be required by applicable law, shall conduct periodic studies on the performance of Fitch Ratings-rated securities and issuers, including current and historical default rates by rating category and rating transition analyses. Fitch Ratings shall make all transition and default studies available on Fitch Ratings' free public website, www.fitchratings.com. Where feasible, this information shall include verifiable, quantifiable historical information about the performance of its ratings, organized and structured, and, where possible, standardized in such a way to assist investors and market participants in drawing performance comparisons between different rating agencies.

4.1.8 For each rating, Fitch Ratings shall, in accordance with its Rating Solicitation and Participation Disclosure Policy, publicly disclose whether the issuer participated in the rating process, and the solicitation status of the rating.

4.1.9 Fitch Ratings shall review and update, to the extent it deems appropriate or as is required by applicable law, its criteria and methodologies on a regular basis. Fitch Ratings shall publicly disclose any material modification to its methodologies and significant practices, procedures, and processes. Where feasible and appropriate or as may otherwise be required by applicable law, Fitch Ratings shall undertake to disclose planned material modifications prior to the effective dates of such modifications. Fitch Ratings shall consider the various uses of ratings before modifying its methodologies, practices, procedures, and processes.

5. THE TREATMENT OF CONFIDENTIAL INFORMATION

5.1   Disclosure of This Code and Communication with Market Participants

5.1.1 Fitch Ratings shall use, maintain, and protect confidential and/or material non-public information in accordance with its policies governing the treatment of confidential information and applicable laws, rules, and regulations. Without limitation, these policies establish various restrictions on the sharing of confidential, ratings-related information with persons not involved in the performance of Fitch Ratings' credit rating activities.

5.1.2 Fitch Ratings welcomes comments and input from market participants and the public, including any questions, concerns, or complaints they may have regarding the business, operations, or activities of Fitch Ratings.

- Comments or complaints related to Fitch Ratings' compliance with legal or regulatory requirements should be directed to a Regional Compliance Officer.

- Comments or complaints regarding Fitch Ratings' analytical activities should be directed to the relevant Regional Credit Officer within the global Credit Policy Group. The Regional Credit Officers report directly to the Chief Credit Officer and, among their other responsibilities, are responsible for tracking and responding to such comments or complaints from third parties.

- Contact information for the Regional Compliance Officers and Credit Officers is available on Fitch Ratings' free public website, www.fitchratings.com.

5.1.3 Fitch Ratings shall publish in a prominent position on the homepage of its free public website, www.fitchratings.com, links to: (1) this Code; (2) its methodologies; (3) its transition and default studies; and (4) certain other internal policies relevant to addressing and managing conflicts of interest, preventing the misuse of material, non-public information, and ensuring compliance with applicable laws, rules, and regulations (see Appendix A to this Code).

5.2   What Fitch Ratings Expects of Issuers

5.2.1 Fitch Ratings expects that each issuer that has agreed to participate in the rating process, or its agents, will promptly supply to Fitch Ratings all information relevant to evaluating the ratings on such issuer or the relevant securities, including, without limitation, all material changes in any information previously provided, potential material events and the issuer's overall financial condition, which may require communication of non-public information to Fitch Ratings.

5.2.2 Fitch Ratings expects all such information to be timely, accurate, and complete in all respects.

FitchRatings

5.2.3   Fitch Ratings expects issuers to respond to its questions as quickly as possible and to explain the reasons for any delay.

5.2.4   During any time period in which an issuer is reviewing commentary or reports to be published by Fitch Ratings, Fitch Ratings expects such issuer will not disclose the commentary or reports in advance of Fitch Ratings' publication or take advantage of the delay in publication in any way.

5.2.5   Should an issuer choose to stop cooperating with Fitch Ratings in the rating process, Fitch Ratings also reserves the right to continue to rate the issuer or any securities issued by the issuer, based on the information previously provided to Fitch Ratings by the issuer or its agents and any other public and/or non-public information available to Fitch Ratings.

5.2.6   Fitch Ratings expects that structured finance issuers and arrangers, and originators of structured finance products, will publicly disclose all relevant information regarding these products so that investors and other rating agencies can conduct their own analyses independently of the rating agency/agencies solicited by or on behalf of the issuers and/or originators to provide ratings.

6. DISCLAIMERS

6.1   Non-Reliance on This Code

6.1.1   Fitch Ratings does not intend to assume, and is not assuming, any responsibility or liability to any party arising out of, or with respect to, this Code. This Code is not intended to, and does not, form a part of any contract with anyone, and no one shall have any right (contractual or otherwise) to enforce any of this Code's provisions, either directly or indirectly.

6.1.2   Fitch Ratings may amend this Code at its sole discretion, in any way Fitch Ratings sees fit at any time.

6.2   Purpose & Use of Ratings

6.2.1   Fitch Ratings' ratings are opinions reflecting the ability of an entity or a securities issue to meet financial commitments such as interest, preferred dividends, and repayment of principal, in accordance with their terms. Ratings are not themselves facts and therefore cannot be described as being "accurate" or "inaccurate". Credit ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of loss due to changes in interest rates and other market considerations.

6.2.2   In issuing and maintaining its ratings or rating outlooks, Fitch Ratings relies on factual information it receives from issuers, underwriters, and from other sources Fitch Ratings believes to be credible. Fitch Ratings conducts a reasonable investigation of the factual information relied upon by it in accordance with its ratings methodology, and obtains reasonable verification of that information from independent sources, to the extent such sources are available for a given security or in a given jurisdiction.

6.2.3   The manner of Fitch Ratings' factual investigation and the scope of the third-party verification it obtains will vary depending on the nature of the rated security and its issuer, the requirements and practices in the jurisdiction in which the rated security is offered and sold and/or the issuer is located, the availability and nature of relevant public information, access to the management of the issuer and its advisers, the availability of pre-existing third-party verifications such as audit reports, agreed-upon procedures letters, appraisals, actuarial reports, engineering reports, legal opinions, and other reports provided by third parties, the availability of independent and competent third-party verification sources with respect to the particular security or in the particular jurisdiction of the issuer, and a variety of other factors.

6.2.4   Neither an enhanced factual investigation nor any third-party verification can ensure that all of the information Fitch Ratings relies on in connection with a rating will be accurate and complete. Ultimately, the issuer and its advisers are responsible for the accuracy of the information they provide to Fitch Ratings and to the market in offering documents and other reports. In issuing its ratings Fitch Ratings must rely on the work of experts,

FitchRatings

including independent auditors with respect to financial statements, and attorneys with respect to legal and tax matters. Further, ratings are inherently forward-looking and embody assumptions and predictions about future events that by their nature cannot be verified as facts. As a result, despite any verification of current facts, ratings can be affected by future events or conditions that were not anticipated at the time a rating was issued or affirmed. If any such information should turn out to contain misrepresentations or to be otherwise misleading, the rating or rating outlook associated with that information may not be appropriate. The assignment of a rating to any issuer or any security should not be viewed as a guarantee of the accuracy, completeness or timeliness of the information relied on in connection with the rating or the results obtained from the use of such information.

6.2.5   Fitch Ratings does not have a fiduciary relationship with any issuer, subscriber, or other individual. Nothing is intended to or should be construed as creating a fiduciary relationship between Fitch Ratings and any issuer or between Fitch Ratings and any user of its ratings.

6.2.6   Ratings do not constitute recommendations to buy, sell, or hold any security nor do they comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature or taxability of any payments of any security.

6.2.7   Ratings may be changed, qualified, placed on Rating Watch, or withdrawn as a result of changes in, additions to, accuracy of, unavailability of, or inadequacy of information, or for any reason Fitch Ratings deems sufficient.

6.2.8   Fitch Ratings does not provide to any party any financial advice or legal, auditing, accounting, appraisal, valuation, or actuarial services. A rating should not be viewed as a replacement for such advice or services.

6.2.9   The assignment of a rating by Fitch Ratings shall not constitute consent by Fitch Ratings to use its name as an expert in connection with any registration statement, offering document, or other filings under any relevant securities laws.

FitchRatings

APPENDIX A

Select Fitch Ratings Policies

Set forth below are a list of those policies that Fitch Ratings has made available on its free public website, www.fitchratings.com. These policies, along with other Fitch Ratings policies and procedures, are intended to be read in conjunction with, and to supplement and support, this Code. However, where more detailed requirements are set forth in a particular policy or procedure, the more detailed of such requirements shall apply.

- Firewall Policy

- Global Confidentiality Policy

- Global Securities Trading and Conflicts of Interest Policy

- Segregation of Commercial and Analytical Activities

- Policy on Complaint Handling

- Rating Solicitation and Participation Disclosure Policy

- Restrictions on Advising Issuers and Others

- Look Back Procedure Reviewing Analytical Work of Leavers

- Statement on Definition on Ancillary Business



FitchRatings

fitchratings.com